UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of May, 2006
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐                    Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index
SIGNATURE
First Quarter Management’s Discussion and Analysis
FINANCIAL RESULTS
URANIUM
FUEL SERVICES
ENVIRONMENTAL APPROACH
NUCLEAR ELECTRICITY GENERATION
NUCLEAR INDUSTRY DEVELOPMENTS
LIQUIDITY AND CAPITAL RESOURCES
OUTSTANDING SHARE DATA
CAUTION REGARDING FORWARD-LOOKING INFORMATION
INVESTOR INFORMATION

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated April 30, 2006 and Quarterly Report for the first quarter ending March 31, 2006
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2006	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

Share
Listed	Symbol	web site address:
TSX NYSE	CCO CCJ	cameco.com
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Reports Significantly Higher Earnings for the First Quarter
Saskatoon, Saskatchewan, Canada, April 30, 2006  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .
Cameco Corporation today reported its unaudited financial results for the first quarter ended March 31, 2006. All numbers in this release are in Canadian dollars, unless otherwise stated. For a more detailed discussion of our financial results, see the management’s discussion and analysis (MD&A) following this news release.
First Quarter 2006

	Three Months	Three Months
Financial Highlights	Ended	Ended
($ millions except per share amounts)	March 31/06	March 31/05	% Change
Revenue (a)	542	216	151
Earnings from operations	143	15	853
Cash provided by operations (b)	286	84	241
Net earnings	117	26	350
Earnings per share — basic ($)	0.34	0.08	325
Earnings per share — diluted ($)	0.32	0.07	357

(a)	In the first quarter of 2006, revenue from BPLP was proportionately consolidated. In the first quarter of 2005, consolidated revenue did not include BPLP’s proportionate share as we accounted for BPLP using the equity accounting method.

(b)	After working capital changes.
In the first quarter of 2006, our net earnings were $117 million ($0.32 per share diluted), $91 million higher than in 2005, due to improved results in the uranium business, which were driven by a 29% increase in the realized price and higher volumes. Higher earnings in the quarter were also attributable to improved results from the Bruce Power Limited Partnership (BPLP). The higher earnings were partially offset by higher expenses for administration and income taxes. Due to the uneven timing of uranium and conversion deliveries as well as scheduled outages at BPLP, quarterly results are not a good indicator of Cameco’s annual results.
Cash from operations in the first quarter of 2006 was $286 million compared to $84 million in the same period of 2005. The increase of $202 million reflects higher revenue compared to 2005 and the collection of accounts receivable in the quarter. Due to the timing of sales, the accounts receivable balance decreased to $261 million at March 31, 2006, compared to $340 million at December 31, 2005.

“Strong results from our uranium business boosted our earnings in the first quarter,” said Jerry Grandey, Cameco’s president and CEO. “Current uranium market prices are increasing our realized prices in the short term and providing the opportunity to lock in long-term contracts at prices higher than at any time in the company’s history.”
In our uranium business, earnings before taxes improved to $89 million from $7 million last year, while the profit margin rose to 34% from 15% in 2005 due to the higher realized selling price. Compared to the first quarter of 2005, revenue in our uranium business rose by 265% to $285 million, largely due to an increase in uranium sales volume and average realized selling price.
In the first quarter of 2006, the volume of uranium sales was 12 million pounds U3O8, a 179% increase over the same period last year. The high uranium sales volume in the first quarter was unusual and reflects the timing of customer requests for delivery. Total uranium sales volume is still expected to be about 35 million pounds in 2006.
In the first quarter of 2006, the average realized uranium price increased 45% (US dollars) over the same period in 2005. However, in Canadian dollars, the average realized price increased by only 29% due to the strengthening Canadian dollar relative to the US dollar. The increase in our average realized price in the first quarter of 2006 was the result of higher prices under fixed-price contracts and a higher uranium spot price, which increased 79% to $38.96 (US) compared to the first quarter of 2005.
While we continue to achieve many positive results, we are experiencing delays in our construction and expansion plans. For example, our plans to expand the annual licensed production capacity at McArthur River mine and Key Lake mill will be deferred as we seek regulatory approvals for modifications to the mill effluent treatment process. We are examining our approach to determine the best course of action to improve our performance and developing a comprehensive strategy for environmental leadership.
Cameco’s pre-tax earnings from BPLP in the first quarter of 2006 increased 62% to $47 million compared to $29 million in 2005, due to higher output. BPLP achieved a capacity factor of 95% in the first quarter of 2006, compared to 81% in the same period of 2005. Also, in the first quarter 2005, higher operating costs were incurred due to extended planned outages on two units compared to the same period in 2006.
For gold, the gross profit margin increased to 34% from 24% in the first quarter due to higher realized gold prices when compared to the similar period last year. The realized price for gold increased to $542 (US) in the quarter compared to $417 (US) per ounce in the first quarter of 2005, due to higher spot prices.
Outlook for Second Quarter 2006
We expect consolidated earnings for the second quarter of 2006 to be considerably lower than those of the first quarter of 2006, reflecting reduced uranium sales volume. In the second quarter, we expect uranium deliveries to be about half of what they were in the first quarter due to timing of customer requirements.

The projections noted above assume no major changes in Cameco’s business units’ ability to supply product and services and no significant changes in our current estimates for price, cost and volume.
Outlook for the Year 2006
In 2006, Cameco expects consolidated revenue to grow by about 50% over 2005 due to improved uranium markets and the proportionate consolidation of BPLP revenue. On a consolidated basis, our gross profit margin is projected to improve to 32% from 23% reported in 2005.
In the uranium business, we expect revenue to be about 20% higher due to a stronger realized price and slightly increased sales volumes. We also anticipate that revenue from the fuel services business will be about 50% higher than in 2005 due to an anticipated 15% increase in sales deliveries, an increase in the average realized selling price and the inclusion of revenues from Zircatec Precision Industries, Inc.
BPLP earnings in 2006 are projected to be marginally less than in 2005 mainly due to expected lower electricity prices, which were very strong in 2005. This earnings outlook assumes the B units will achieve a targeted capacity factor in the low 90% range and that there will be no significant changes in our current estimates for costs and prices.
Based on Centerra’s current operations, total production for the year is now forecast at 680,000 to 695,000 ounces compared to 729,000 ounces expected previously. The revised forecast for 2006 is due to lower anticipated production at Kumtor, reflecting its current mine plan. Centerra produced 787,000 ounces in 2005. The decline in production from 2005 to 2006 is primarily the result of expected lower grades at both mines and lower recovery at Kumtor, as well as the revised forecast for Kumtor.
The financial outlook noted above for the company is based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, costs, and prices,

•	no disruption of supply from our facilities or third-party sources, and

•	a US/Canadian spot exchange rate of $1.16.
For 2006, the effective tax rate is expected to be in the range of 15% to 20%. This range is based on the projected distribution of income among the various tax jurisdictions being similar to that of 2005. This projected effective tax rate does not reflect the reduction in the Saskatchewan corporate tax rate recently proposed by the Saskatchewan government.
Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For more detail on these factors, see the section titled “Caution Regarding Forward-Looking Information” in the MD&A that follows this news release.

Quarterly Dividend Notice
Cameco announced today that the company’s board of directors approved a quarterly dividend of $0.04 per share on the outstanding common shares of the corporation and is declared payable on July 14, 2006, to shareholders of record at the close of business on June 30, 2006.
Conference Call
Cameco invites you to join its first quarter conference call on Monday, May 1, 2006 from 11:00 a.m. to 12:00 p.m. Eastern time (9:00 a.m. to 10:00 a.m. Saskatoon time).
The call will be open to all investors and the media. Members of the media will be invited to ask questions at the end of the call. To join the conference on Monday, May 1, please dial (416) 695-5259 or (877) 677-0837 (Canada and US). An audio feed of the call will be available on the website at cameco.com. See the link on the home page on the day of the call.
A recorded version of the proceedings will be available:
•	on our website, cameco.com, shortly after the call, and

•	on post view until midnight, Eastern time, Sunday, May 14, by calling (416) 695-5275 or (888) 509-0081 (verbal pass code 617999).
Additional Information
Additional information on Cameco, including its annual information form, is available on SEDAR at sedar.com and the company’s website at cameco.com.
Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. The company’s competitive position is based on its controlling ownership of the world’s largest high-grade reserves and low-cost operations. Cameco’s uranium products are used to generate clean electricity in nuclear power plants around the world, including Ontario where the company is a partner in North America’s largest nuclear electricity generating facility. The company also explores for uranium in North America and Australia, and holds a majority interest in a mid-tier gold company. Cameco’s shares trade on the Toronto and New York stock exchanges.
- End -
For further information:

Investor & media inquiries:	Alice Wong	(306) 956-6337
Investor inquiries:	Bob Lillie	(306) 956-6639
Media inquiries:	Lyle Krahn	(306) 956-6316

First Quarter Management’s Discussion and Analysis
The following discussion of the financial condition and operating results of Cameco Corporation should be read in conjunction with the unaudited consolidated financial statements and notes for the period ended March 31, 2006, as well as the audited consolidated financial statements for the company for the year ended December 31, 2005 and management’s discussion and analysis (MD&A) of the audited financial statements, both of which are included in the 2005 annual report. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The 2005 annual report is available on the company’s website at cameco.com.
Statements contained in this MD&A, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For more detail on these factors, see the section titled “Caution Regarding Forward-Looking Information” in this MD&A.
Note: All dollar amounts are expressed in Canadian dollars unless otherwise stated.

	Three Months	Three Months
	Ended	Ended	Change
Financial Highlights	March 31/06	March 31/05%
Revenue ($ millions) (a)	542	216	151
Earnings from operations ($ millions)	143	15	853
Cash provided by operations (b) ($ millions)	286	84	241
Net earnings ($ millions)	117	26	350
Earnings per share (EPS) — basic ($)	0.34	0.08	325
EPS — diluted ($)	0.32	0.07	357
Average uranium (U3O8) spot price ($US/lb U3O8)	38.96	21.80	79
Average realized uranium price
· $US/lb U3O8	19.61	13.52	45
· $Cdn/lb U3O8	23.51	18.18	29
Average realized electricity price ($/MWh)	50	50	—
Average Ontario electricity spot price per megawatt hour ($/MWh)	51	56	(9)
Average realized gold price ($US/ounce)	542	417	30
Average spot market gold price ($US/ounce)	554	427	30

(a)	In the first quarter of 2006, revenue from BPLP was proportionately consolidated. In the first quarter of 2005, consolidated revenue did not include BPLP’s proportionate share as we accounted for BPLP using the equity accounting method.

(b)	After working capital changes.

FINANCIAL RESULTS
Consolidated Earnings
For the three months ended March 31, 2006, our net earnings were $117 million ($0.32 per share diluted), $91 million higher than the net earnings of $26 million ($0.07 per share diluted) recorded in 2005 due to improved results in the uranium business, which were driven by a 29% increase in the realized price and higher volumes. Earnings were also bolstered by improved results from the Bruce Power Limited Partnership (BPLP). These increases were partially offset by higher expenses for administration and income taxes.
For first quarter details on the uranium, fuel services, electricity and gold businesses, see “Business Segment Results” later in this report.
In the first quarter of 2006, our total costs for administration, exploration, interest and other were about $46 million, $12 million higher than in the same period of 2005. Of this, administration costs were $10 million higher primarily due to a $6 million increase in costs at Centerra Gold Inc. (Centerra), related to stock-based compensation and business development. In addition, Cameco recorded increased expenses for stock compensation primarily attributable to increased share prices ($2 million) and for post-retirement benefits ($1 million).
Exploration expenditures rose by $2 million to $13 million due to increased exploration spending in the uranium business. In uranium exploration, expenditures were $6 million compared to $4 million in 2005. Uranium exploration programs are focused in Saskatchewan, Australia and Nunavut. In the gold business, Cameco’s 53% owned subsidiary, Centerra, held its exploration expenditures constant at $7 million.
Interest and other charges were unchanged as higher gross interest costs ($3 million) resulting from the proportionate consolidation of BPLP and payments related to the early redemption of debentures in January of this year ($2 million) were offset by higher interest income on cash balances ($5 million).
Our effective tax rate decreased to 9% in the first quarter from 22% in the same period of 2005 due to a lower proportion of total income being taxable in Canada.
Earnings from operations were $143 million in the first quarter of 2006 compared to $15 million in 2005. The aggregate gross profit margin increased in the first quarter to 35% from 22% in 2005 due to higher realized prices for uranium and gold.

Quarterly Financial Results ($ millions except per share amounts)

Highlights	2006	2005				2004
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	542	522	288	287	216	361	313	242
Net earnings	117	81	79	32	26	37	52	151
EPS — basic ($)	0.34	0.23	0.22	0.10	0.08	0.10	0.15	0.44
EPS — diluted ($)	0.32	0.22	0.21	0.10	0.07	0.10	0.15	0.41
Cash from operations	286	91	148	(45)	84	59	140	(17)
It was an unusual first quarter, with uranium deliveries in the first quarter of 2006 more than double the level of the first quarter of 2005. Revenue is driven by deliveries in our uranium and fuel services businesses, and tends to be higher in the fourth quarter. Net earnings do not trend directly with revenue because past results are significantly influenced by results from BPLP. Prior to November 1, 2005, the equity method of accounting was applied to the investment in BPLP and thus no BPLP revenue or costs were recorded. On November 1, 2005, Cameco moved to proportionate consolidation of BPLP’s financial results. For the first quarter of 2006, we have included our share of revenue, expenses and cash flow from the Bruce B reactors. The adjustment in our accounting method for BPLP does not change our net earnings. Cash from operations tends to fluctuate due largely to the timing of deliveries and product purchases in the uranium and conversion businesses.
Cash Flow
In the first quarter of 2006, we generated $286 million cash from operations compared to $84 million in the same period of 2005. The increase of $202 million reflects the higher revenue compared to 2005 and the collection of fourth quarter 2005 accounts receivable in the first quarter. The accounts receivable balance decreased to $261 million at March 31, 2006 compared to $340 million at December 31, 2005.
Balance Sheet
At March 31, 2006, our total debt was $708 million, a decrease of $151 million compared to December 31, 2005. At March 31, 2006, our consolidated net debt to capitalization ratio was 5%, down from 9% at the end of 2005. In the quarter, we used cash on hand to redeem a total of $150 million in debentures.
Compared to the end of 2005, our product inventories decreased by $25 million as sales of uranium and conversion services exceeded production and purchases in the quarter.
At March 31, 2006, our consolidated cash balance totalled $577 million with Centerra holding about $260 million of this amount.

Cameco has a number of investments in publicly traded entities. The following table illustrates the book and market values for its more significant holdings.

	Book Value	Market Value[1]
Investment ($ millions)	March 31/06	March 31/06	Dec. 31/05
Centerra Gold Inc.	$422	$1,465	$1,069
UEX Corporation	21	181	167

Total	$443	$1,646	$1,236

[1]	Market value is calculated as the number of shares outstanding multiplied by the closing share price as quoted on the TSX on March 31, 2006.
Foreign Exchange Update
Cameco sells most of its uranium and fuel services in US dollars while most of its uranium and fuel services are produced in Canada. As such, these revenues are denominated mostly in US dollars, while production costs are denominated primarily in Canadian dollars.
We attempt to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. Therefore, our uranium and fuel services revenues are partly sheltered against declines in the US dollar in the shorter term.
In addition, Cameco has a portion of its annual cash outlays denominated in US dollars, including purchases of uranium and fuel services, which provide a natural hedge against US currency fluctuations. While natural hedges provide this protection, the influence on earnings from purchased material in inventory is likely to be dispersed over several fiscal periods and is more difficult to identify.
At each balance sheet date, Cameco calculates the mark-to-market value of all foreign exchange contracts with that value representing the gain or loss that would have occurred if the contracts had been closed at that point in time. We account for foreign exchange contracts that meet certain defined criteria (specified by generally accepted accounting principles) using hedge accounting. Under hedge accounting, mark-to-market gains or losses are included in earnings only at the point in time that the contract is designated for use. In all other circumstances, mark-to-market gains or losses are reported in earnings as they occur.
The Canadian dollar ended the quarter at $1.17, unchanged from December 31, 2005.
At March 31, 2006, we had foreign currency contracts of $1,065 million (US) and €38 million that were accounted for using hedge accounting and foreign currency contracts of $127 million (US) that did not meet the criteria for hedge accounting. The foreign currency contracts are scheduled for use as follows:

	2006	2007	2008	2009	2010
$ millions (US)	367	390	265	140	30
€ millions	9	16	9	4	—

These contracts have an average effective exchange rate of $1.21 (Cdn) per $1.00 (US), which reflects the original foreign exchange spot prices at the time contracts were entered into and includes deferred revenue.
At March 31, 2006, the mark-to-market gain on all foreign exchange contracts designated as hedges was $17 million down from the $37 million gain at December 31, 2005. For these contracts not designated as hedges, the mark-to-market amount has been included in earnings for 2006.
Timing differences between the maturity dates and designation dates on previously closed hedge contracts may result in deferred revenue or deferred charges. At March 31, 2006, deferred revenue totalled $28 million. The schedule for deferred revenue to be released to earnings, by year, is as follows:

Deferred revenue (loss)	2006	2007	2008	2009
$ millions (Cdn)	27	6	(5)	—
In the first quarter of 2006, most of the net inflows of US dollars were hedged with currency derivatives. Net inflows represent uranium and fuel services sales less US dollar cash expenses and US dollar product purchases. For the uranium and fuel services in the first quarter of 2006, the effective exchange rate, after allowing for hedging, was about $1.20 compared to $1.34 in the first quarter of 2005. Results from the gold business are translated into Canadian dollars at prevailing exchange rates.
For 2006, every one-cent increase/decrease in the US to Canadian dollar exchange rate would result in a corresponding increase/decrease in net earnings of about $3 million (Cdn).
Outlook for Second Quarter 2006
We project consolidated earnings for the second quarter of 2006 to be considerably lower than those of the first quarter of 2006, reflecting lower uranium deliveries. We expect uranium deliveries to be about half of what they were in the first quarter due to timing of customer requests for product.
The projections noted previously are based upon no major changes in Cameco’s business units’ ability to supply product and services and no significant changes in our current estimates for price, cost and volume.
Outlook for the Year 2006
In 2006, Cameco expects consolidated revenue to grow by about 50% over 2005 due to improved uranium markets and the proportionate consolidation of BPLP revenue. On a consolidated basis, our gross profit margin is projected to improve to 32% from 23% reported in 2005.
In the uranium business, we expect revenue to be about 20% higher due to a stronger realized price and slightly increased sales volumes. We also anticipate that revenue from the fuel services business will be about 50% higher than in 2005 due to an anticipated 15% increase in deliveries, an increase in the average realized selling price and the inclusion of revenues from Zircatec Precision Industries, Inc. (Zircatec).
BPLP earnings in 2006 are projected to be marginally less than in 2005 mainly as a result of lower expected electricity prices, which were very strong in 2005. This earnings outlook assumes the B units will achieve a targeted capacity factor in the low 90% range and that there will be no significant changes in our current estimates for costs and prices.
Based on Centerra’s current operations, total production for the year is now forecast at 680,000 to 695,000 ounces compared to 729,000 ounces expected previously. The revised forecast for 2006 is due to lower anticipated production at Kumtor, reflecting its current mine plan. Centerra produced 787,000 ounces in 2005. The decline in production from 2005 to 2006 is primarily the result of expected lower grades at both mines and lower recovery at Kumtor, as well as the revised forecast for Kumtor.
The financial outlook noted above for the company is based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, costs, and prices,

•	no disruption of supply from our facilities or third-party sources, and

•	a US/Canadian spot exchange rate of $1.16.
Administration costs are projected to be about 15% greater than in 2005. The increase reflects higher charges for stock compensation, business development and costs to maintain the workforce. Exploration costs are expected to be about $55 million in 2006. Of this, $32 million is targeted for uranium.
For 2006, the effective tax rate is expected to be in the range of 15% to 20%. This range is based on the projected distribution of income among the various tax jurisdictions being similar to that of 2005. This projected effective tax rate does not reflect the reduction in the Saskatchewan corporate tax rate recently proposed by the Saskatchewan government.
Outlook Information
For additional discussion on the company’s business prospects for the second quarter of 2006 and for the full year, see the outlook section under each business segment.
BUSINESS SEGMENT RESULTS
Cameco’s results come from four business segments:
•	Uranium

•	Fuel services

•	Nuclear electricity generation

•	Gold

URANIUM
Highlights

	Three Months	Three Months
	Ended	Ended
	March 31/06	March 31/05
Revenue ($ millions)	285	78
Gross profit ($ millions)	97	12
Gross profit %	34	15
Earnings before taxes ($ millions)	89	7
Average realized price
($US/lb) ($Cdn/lb)	19.61 23.51	13.52 18.18
Sales volume (million lbs)	12.0	4.3
Production volume (million lbs)	4.3	4.8
Uranium Results
First Quarter
Compared to the first quarter of 2005, revenue from our uranium business rose by 265% to $285 million due largely to a 179% increase in sales volume. The timing of deliveries of nuclear products within a calendar year is at the discretion of customers. Therefore our quarterly delivery patterns can vary significantly. An increase in the realized selling price also contributed to the higher revenue, rising by 45% (in US dollars) over the first quarter of 2005. The average realized price in Canadian dollars, however, increased by only 29% due to the strengthening Canadian dollar relative to the US dollar. The increase in the average realized price was the result of higher prices under fixed-price contracts and a higher uranium spot price, which averaged $38.96 (US) per pound in the first quarter of 2006 compared to $21.80 (US) in 2005.
Our total cost of products and services sold, including depreciation, depletion and reclamation (DDR), was $188 million in the first quarter of 2006 compared to $66 million in 2005 due primarily to the rise in sales volume. On a per unit basis, the cost of product sold was 2% higher than in the previous year due to higher costs for purchased uranium.
Our earnings before taxes from the uranium business improved to $89 million from $7 million last year, while the profit margin rose to 34% from 15% in 2005 due to the higher realized selling price.
Uranium Outlook for Second Quarter 2006
Our earnings from the uranium segment are projected to be about half of those in the first quarter of 2006 due to lower sales volumes. We expect deliveries to be about 50% those of the first quarter 2006 due to the timing of customer requirements. The average realized price is expected to be similar.

Uranium Outlook for the Year 2006
In 2006, we expect uranium revenue to be 20% higher than in 2005 due to a projected 18% improvement in the expected realized selling price (in Canadian dollars) and a 2% increase in deliveries. Uranium sales volume is expected to be about 35 million pounds in 2006. Cameco’s share of uranium production for 2006 is projected to increase slightly to 21.4 million pounds of U3O8 from 21.2 million in 2005.
Uranium margins are expected to improve to about 30% compared to 23% in 2005.
The second quarter and the 2006 financial results outlook for the uranium business segment is based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, costs, and prices,

•	no disruption of supply from our mines or third-party sources, and

•	a US/Canadian spot exchange rate of $1.16.
Uranium Price Sensitivity 2006
For the remainder of 2006, a $1.00 (US) per pound change in the uranium spot price from $41.00 (US) per pound would change revenue by about $2 million (Cdn) and net earnings by $1 million (Cdn). This sensitivity is based on an expected effective exchange rate of $1.00 (US) being equivalent to about $1.22 (Cdn), which accounts for our currency hedge program.
Uranium Price Sensitivity Analysis 2006 to 2008
In the fourth quarter 2005 MD&A, we included an indicative range of average prices for 2006 to 2008, that Cameco could realize under its current sales portfolio under three different assumed spot prices. The calculated realized prices were intended to show how various market price scenarios may impact Cameco’s uranium revenue over the period. Due to the long-term nature of uranium contracting, we believe that including this information every quarter is unnecessarily repetitious. As such, we intend to provide an update on this price sensitivity on a semi-annual basis.
Uranium Market Update
Uranium Spot Market
The industry average spot price (TradeTech and UxC) on March 31, 2006 was $40.75 (US) per pound U3O8, up 12% from $36.38 (US) at December 31, 2005. This compares to $22.55 (US) on March 31, 2005 and $20.60 (US) on December 31, 2004.
Total spot market volume reported for the first quarter of 2006 was 5.0 million pounds U3O8. Although lower than the 12.2 million pounds transacted in the first quarter of 2005, prices continued to increase, as supply remains tight.
Industry sources indicate that discretionary purchases, or purchases not for immediate consumption, remained strong accounting for about 50% of first quarter spot volume. This reflects utility purchases, likely for inventory building, and both trader and investment groups taking positions in a moving market.

Uranium Long-Term Market
The industry average long-term price (TradeTech and UxC) on March 31, 2006 was $41.50 (US) per pound U3O8, up 15% from $36.13 (US) at the end of December 2005. This compares to $27.25 (US) on March 31, 2005 and $25.00 (US) on December 31, 2004.
The long-term market continued to be active in the first quarter as utilities attempted to mitigate the risk of potential future supply shortfalls by securing long-term contracts with reliable primary suppliers. Currently, we estimate that more than 200 million pounds will be contracted in the long-term market for 2006 compared to 240 million pounds in 2005 and a five-year annual average of 80 million pounds. The trend for long-term contracting is well above historical levels and may decline from the 2005 level.
Uranium Operations Update
Uranium Production

	Three Months	Three Months
	Ended	Ended	2006 Planned
Cameco's share of production (million lbs U3O8)	March 31/06	March 31/05	Production
McArthur River/Key Lake	2.7	2.8	13.1
Rabbit Lake	1.0	1.5	5.9
Smith Ranch/Highland	0.4	0.3	1.6
Crow Butte	0.2	0.2	0.8

Total	4.3	4.8	21.4

McArthur River/Key Lake
Cameco’s share of production at McArthur River/Key Lake in the first quarter of 2006 totalled 2.7 million pounds, down from the planned 3.5 million pounds. Quarter to quarter variation in production is typical and can result from planned maintenance shutdowns and normal variation in ore production.
First quarter production was also lower than planned through the first two months, primarily due to mill process difficulties at Key Lake which resulted from high concentrations of concrete in the uranium solution. Concrete is introduced at McArthur River when mining adjacent to previously mined out areas that had been backfilled with concrete. We are in the process of installing sand-filters in the mill to improve the clarity of the uranium solution. We expect this project to be completed in the second quarter and to improve our capability to process ore with high concentrations of concrete. Our production rate improved by the end of the quarter and our share of production for the second quarter of 2006 is expected to be 3.3 million pounds of U3O8. For 2006, Cameco’s share of total production at McArthur River/Key Lake remains on target for 13.1 million pounds of U3O8.
The collective agreement for unionized employees at the McArthur River and Key Lake operations expired on December 31, 2005. Cameco commenced negotiations with representatives from the United Steelworkers of America in the first quarter of 2006. Negotiations are continuing.
We have applied for an increase in annual licence capacity at McArthur River and Key Lake to 22 million pounds U3O8 compared to the current 18.7 million pounds. This application has been undergoing a screening level environmental assessment under the Canadian Environmental Assessment Act as required by the Canadian Nuclear Safety Commission (CNSC).
Currently, the assessment process focuses on an evaluation of the environmental impact of low levels of selenium and molybdenum in the Key Lake mill effluent. Cameco has developed a modification in the effluent treatment process to reduce concentrations of selenium and other metals. We have started the regulatory approval process to implement this modification. Cost estimates for the mitigation measures are currently being prepared.
We intend to resolve this issue with the regulatory agencies before pursuing further the production increase. Effluent process changes to reduce metal concentrations will likely require an amendment to our current proposal and additional environmental assessment work. Consequently, any expansion will be delayed for some time.
Rabbit Lake
Rabbit Lake produced 1.0 million pounds of U3O8 during the first quarter of 2006. A planned mill shutdown and lower grade mill feed resulted in lower production in the first quarter of 2006 relative to the first quarter of 2005. Mill feed ore grade improved towards the end of the first quarter as a new mining area was brought into production. We expect the grade to continue to improve in the second quarter with most of the production coming from new mining areas.
We continue to work on the environmental assessment to process a little over one-half of the uranium from Cigar Lake ore at the Rabbit Lake mill beginning in 2009. During the quarter, we consulted the public through an environmental assessment workshop, which had representation from several northern communities.
Smith Ranch-Highland and Crow Butte
Smith Ranch-Highland and Crow Butte in situ leach (ISL) mines produced 0.6 million pounds U3O8 in the first quarter of 2006. The operations are expected to produce 2.4 million pounds in 2006.
Uranium Projects Update
Cigar Lake
Cameco began construction of the Cigar Lake mine on January 1, 2005. The project includes:
•	development of underground workings from the existing shaft,

•	development of a second shaft,

•	freeze hole drilling to condition the ground and prepare the ore zone for production,

•	surface construction of various facilities,

•	a new site-access road, and

•	underground construction mainly of the ore processing area.

We have been experiencing difficulties in sinking the second shaft due to the poor ground conditions at the 400 to 420 metre level below the surface. In early April, we announced a significant water inflow in the shaft from the area of poor ground conditions. A worker noticed a leak in a valve that prevents water from coming up a drill hole. These drill holes are routinely used to test for the presence of ground water and to grout off any potential water inflows. The valve connection failed in the process of trying to repair the leak and resulted in the inflow of high-pressure ground water into the shaft. The inflow has had no impact on other parts of the mine development because the second shaft is not yet connected with the underground workings.
During the water inflow, all workers exited the shaft safely and most of the equipment was removed. After evaluating potential remediation options, we decided to allow the water in the shaft to rise to its natural level. To remediate the inflow, we have decided to freeze the shaft area, subject to regulatory approval. The freezing program was an option under consideration before the inflow event due to the difficult ground conditions. Cameco is currently developing plans to conduct a ground-freezing program from the existing underground development. Freezing the ground where the remainder of the shaft will be developed will prevent groundwater from entering the shaft and allow for its completion. Cameco has extensive experience conducting ground-freezing programs at Cigar Lake and McArthur River.
As a result of using the freezing option, we anticipate that the schedule for the completion of the second shaft will be extended by approximately six to seven months. We expect the mine to begin production at the end of 2007. Once production begins, there will be a ramp-up period of up to three years before the mine reaches expected full production of 18 million pounds per year. Cameco’s share is 50%.
The planned production for 2007 prior to the inflow event was about 7 million pounds (Cameco’s share is 50%). Most of this will now be deferred. We are assessing the impact of this deferral during the 36-month ramp-up period, as well as examining the possibility of accelerating the production schedule.
Underground development at Cigar Lake is more than 60% complete. We will complete sufficient critical development in the second quarter to allow for timely underground facility construction and equipment installation.
As of the end of the first quarter, 227 freeze holes have been drilled of the total 424 holes planned during the project development phase. We have begun freezing the first planned production area by activating a number of these freeze holes.
Surface construction continued during the quarter with satisfactory progress on several major contracts including the permanent residence, the ore slurry loadout building, and the water treatment plant expansion.
The capital cost for Cigar Lake is currently forecast at $660 million up from the last estimate of $520 million. Our share of the cost is 50%. This includes expenditures for the development of the minesite and modifications at the Rabbit Lake and AREVA’s McClean Lake mills (where the Cigar Lake ore will be processed). The increase is largely due to greater than anticipated contractor rates driven by the unprecedented levels of construction activity underway in western Canada, increased energy costs and several scope additions. In addition, the revised capital cost includes a provision of $50 million (100% basis) for the ground-freezing program at the second shaft and schedule extension costs.
Inkai
The ISL test mine block 2 at Inkai, in Kazakhstan, produced about 0.1 million pounds U3O8 during the first quarter of 2006 (Cameco’s share is 60%).
Approval was received in 2005 to increase the test mine’s capacity to 0.8 million pounds U3O8. Planned production for 2006 is 0.65 million pounds U3O8. Construction to facilitate this increase was completed in the first quarter of 2006.
At the Inkai project, there are two production areas currently in development (blocks 1 and 2). In 2005, the regulatory authorities approved the environmental assessment and design plan for the commercial processing facility in block 1 and construction has begun. In 2007, we expect to complete construction and begin commissioning the commercial facility, subject to regulatory approvals. The costs, net of sales proceeds from Inkai test mine production are still expected to be $92 million (US) and are capitalized until commercial production is achieved.
We expect to start up production in late 2007 with commercial production to follow after a ramp up period in 2008. We plan to apply for a mining licence in 2007 for block 2. Commercial development of block 2 is planned for 2008. As previously reported, production from blocks 1 and 2 is expected to total 5.2 million pounds by 2010.
The Inkai mine achieved BSI OHSAS:18001 and ISO 14001:2004 certifications — internationally recognized standards for health, safety and environmental performance. These certifications demonstrate that Cameco upholds high standards for protecting workers and the environment at its operations in Central Asia.
Uranium Exploration Update1
Millennium
We completed three holes on the Millennium deposit, which were targeted to expand the current resource. Weak uranium mineralization was intersected in all three holes (maximum 0.62% equivalent U3O8 over 24.2 metres). A fourth hole was completed 150 metres south of the last mineralized section but was barren. We will continue to test the along strike potential in the Millennium area with a drilling program planned for the summer. We prepared the engineering components of the pre-feasibility study during the quarter, which included preliminary layouts of the underground mine and surface infrastructure.
Regional Exploration
Many of our regional exploration programs in Saskatchewan were compromised by the mild winter and poor ice conditions that hampered project access. However, we anticipate completing all planned 2006 diamond drilling programs during the summer season.
On the Collins Creek prospect, situated within the Dawn Lake project and six kilometres south of the Dawn Lake deposits, we completed eight diamond drill holes totalling 1,855 metres as the

[1]	All references to mineralized intercept thicknesses are expressed as drilled lengths and do not represent true width.

winter part of a 25-hole program designed to produce an initial resource estimate. Five of the winter holes intersected uranium mineralization, with the best intercept being 1.96% equivalent U3O8 over 21.6 metres.
At Rabbit Lake, we drilled 40 holes for our surface drilling program, totalling 8,500 metres. Several holes intersected encouraging results and will require further investigation. One hole completed 100 metres south of the 144 zone at the Eagle Point mine intersected two significant intercepts in the same hole; including 1.76% equivalent U3O8 over 1.7 metres and 1.87% equivalent U3O8 over 3.3 metres.
Our underground exploration drilling at Rabbit Lake’s Eagle Point mine totaled 17,182 metres. Drilling focused on confirming the depth of mineralization at one zone (02Next zone) and testing the lateral extension of another (163 zone). Both programs have yielded positive results to date, but have not yet been completed. Significant mineralization intersected in the 02Next zone includes one intersection grading 1.13% equivalent U3O8 over 48.3 metres and another grading 0.99% equivalent U3O8 over 17.2 metres. We are currently awaiting assay results from the 163 zone intersections.
At McArthur River, we continue to encounter significant results from our drilling program north of the underground mine workings. We completed four holes totaling 2,617 metres during the winter program. Drilling is also planned for the summer.
We also obtained positive results from winter drilling on two mid-stage projects in the Athabasca Basin, the Moon Lake and Mann Lake projects. Both will require further work to evaluate the full potential.
In addition, Cameco has signed a non-binding memorandum of understanding to form a strategic alliance with UNOR Inc. (formerly Hornby Bay Exploration Limited) and to acquire a 19.5% interest in the company. UNOR is a uranium exploration and development company with its principal mineral properties in western Nunavut. Signing of the definitive agreements and closing of the transaction are planned to occur on or before May 5, 2006. This arrangement is subject to approval by the Cameco board of directors.
FUEL SERVICES
On February 1, 2006, Cameco acquired a 100% interest in Zircatec for $109 million. Zircatec’s primary business is manufacturing nuclear fuel bundles for sale to companies that generate electricity from Candu reactors. Zircatec also supplies zirconium components to Candu reactors worldwide. For reporting purposes, Zircatec’s financial results have been aggregated with those of the “Conversion Services” segment. As a result, we have renamed the segment, “Fuel Services”.

Highlights

	Three Months	Three Months
	Ended	Ended
	March 31/06	March 31/05
Revenue ($ millions)	44	26
Gross profit ($ millions)	9	9
Gross profit %	20	35
Earnings before taxes ($ millions)	8	9
Sales volume (million kgU)[1]	3.2	2.4
Production volume (million kgU)	3.2	3.6

[1]	Kilograms of uranium (kgU)
Fuel Services Results
First Quarter
In the first quarter of 2006, revenue from our fuel services business rose by 69% to $44 million compared to the same period in 2005, as a result of the inclusion of revenues from Zircatec and a 33% increase in conversion deliveries. As the timing of deliveries of nuclear products within a calendar year is at the discretion of customers, our quarterly delivery patterns can vary significantly. A 1% rise in the realized selling price also contributed marginally to increased revenue. Most conversion sales are at fixed prices and have not yet fully benefited from the recent significant increase in uranium hexafluoride (UF6) spot prices.
In the first quarter of 2006, our total cost of products and services sold, including DDR, was $35 million compared to $17 million in 2005. This increase was attributable to the rise in conversion sales volume, the inclusion of Zircatec’s cost of sales and higher costs for purchased conversion, which have trended up with the rise in the UF6 spot price.
In the first quarter of 2006, earnings before taxes from the fuel services business declined to $8 million from $9 million for the first quarter of 2005, while the gross profit margin decreased to 20% from 35%. The lower profitability was due to the higher cost of purchased conversion coupled with the fixed prices of the sales contracts.
Fuel Services Outlook for Second Quarter 2006
For the second quarter of 2006, our fuel services revenue is projected to be about double that of the first quarter due to an expected increase in deliveries. We expect the gross profit to be higher than in the first quarter, but the improvement will be offset by a higher cost of product sold due largely to a scheduled maintenance shutdown at the Port Hope facility.
Fuel Services Outlook for the Year 2006
Cameco expects revenue from the fuel services business to be nearly 50% higher than in 2005 due to an anticipated 15% increase in deliveries, a 5% improvement in the average realized selling price and the inclusion of sales from Zircatec. We project the gross profit margin to be 16%, down from 18% reported in 2005, as the expected increase in the unit cost is likely to more than offset the higher anticipated price. We expect conversion sales volume to total about 19.0 million kgU in 2006 compared to 16.6 million kgU in 2005.
The second quarter and the 2006 financial results outlook for the fuel services business segment is based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, costs, and prices,

•	no disruption of supply from our facilities or third-party sources, and

•	a US/Canadian spot exchange rate of $1.16.
Fuel Services Price Sensitivity Analysis
The majority of fuel services sales are at fixed prices with inflation escalators. In the short term, Cameco’s financial results for fuel services are relatively insensitive to changes in the spot price for conversion. The newer fixed-price contracts generally reflect longer-term prices at the time of contract award. Therefore, in the coming years, our contract portfolio for conversion services will be positively impacted by these higher fixed-price contracts.
UF6 Conversion Market Update
Spot market UF6 conversion prices increased slightly during the quarter for European conversion services and remained unchanged for North American conversion services. Outlined below are the industry average spot market prices (TradeTech and UxC) for North American and European conversion services.

	March 31/06	Dec. 31/05	March 31/05	Dec. 31/04
Average spot market price ($US/kgU)
· North America	11.50	11.50	12.00	9.00
· Europe	12.00	11.50	12.00	10.00
The industry average long-term prices (TradeTech and UxC) for North American and European conversion services are reported below.

	March 31/06	Dec. 31/05	March 31/05	Dec. 31/04*
Average long-term price ($US/kgU)
· North America	11.75	12.00	11.88	10.00
· Europe	13.00	12.88	12.63	11.50

*	TradeTech only — UxC began publishing long-term prices in Jan 2005
Fuel Services Operations Update
Production
Port Hope Conversion Facility
We produced 3.2 million kgU as UF6 and UO2 in the first quarter of 2006 compared to 3.6 million kgU in the first quarter of 2005 at our Port Hope conversion plants. The lower production reflects some operating restrictions in fluorine generation. In addition, we rescheduled the annual maintenance shutdown to begin at the end of the first quarter rather than in the latter part of the second quarter, as was the case in 2005.
Cameco expects to produce 2.5 million kgU in the second quarter of 2006, down from 3.2 million kgU in the first quarter of 2006, also primarily due to the planned maintenance shutdown. Our planned production for 2006 is projected to be about 14.0 million kgU, down marginally from our first estimate of 14.2 million. Production in 2005 was 11.4 million kgU.
In addition to our production at the Port Hope facility, we will secure another 3.2 million kgU as UF6 from the Springfields facility in 2006.
Significant progress continues to be made to enhance our local emergency response capability through training and qualification of emergency response personnel from Cameco and the Municipality of Port Hope. The status was reviewed with the CNSC in February. The CNSC staff reported to the commission that we were making acceptable progress in addressing the risks associated with previously identified inadequacies in fire response capabilities.
Blind River Refinery
At our Blind River refinery, unused capacity was utilized to produce additional UO3 required to supply Springfields Fuels Limited (SFL). Production for the first quarter was 5.3 million kgU as UO3 and we expect the refinery to produce 18.0 million kgU in 2006 to feed both Port Hope and Springfields. The production is surplus to either facility’s immediate conversion requirement and is being stored to provide additional time for the approval and construction process to achieve the increased capacity at Blind River.
Through the first quarter, we continued preparing the environmental assessment study report in support of the proposal to increase the licensed capacity of the refinery to 24 million kgU per year. We anticipate this report will be submitted to the regulatory agency in the second quarter of 2006.
Fuel Manufacturing
In February 2006, Cameco began integrating Zircatec into Cameco’s group of companies. The integration process is progressing as planned with the appointment of a Cameco employee to the senior management role at the facility.
The production of finished fuel bundles is measured and sold as “per kilogram of contained uranium.” Typically a bundle contains almost 20 kg of uranium as UO2 sintered pellets. As we took over the facility on the first of February the reporting of production in 2006 will be for 11 months. In the last two months of the first quarter, the production of finished fuel was 137,000 kgU. We expect the total for the 11 months in 2006 to be 749,000 kgU.
Zircatec was awarded a contract for the supply of the calandria tubes for the Bruce A reactor refurbishment project. These tubes will be manufactured at the Cobourg facility. The total order is for 975 tubes and we anticipate that the order will be finished by September 2007.

ENVIRONMENTAL APPROACH
While we continue to achieve many positive results, we are experiencing delays in our construction and expansion plans. We are examining our approach to determine the best course of action to improve our performance and developing a comprehensive strategy for environmental leadership.
NUCLEAR ELECTRICITY GENERATION
These results reflect the new partnership structure that was created on October 31, 2005 following the division of the Bruce Power site assets between Bruce B operations (Bruce Power Limited Partnership or BPLP) and Bruce A operations (Bruce A Limited Partnership or BALP). Effective November 1, 2005, Cameco’s 31.6% interest in BPLP includes the four Bruce B units and does not include the A units.
Immediately following the restructuring, Cameco began to proportionately consolidate its share of BPLP’s financial results. Our move to this new method of accounting was driven by incremental changes to the partnership agreement, which resulted in joint control among the three major partners. Proportionate consolidation is required for investments in jointly controlled entities. For the first three months of 2006, our results reflect a four-unit operation, which is accounted for on a proportionate basis. For the first three months of 2005, our financial results reflected a six-unit operation, which was accounted for on an equity basis.

Highlights
Bruce Power Limited Partnership (100% basis)

	Three Months	Three Months
	Ended	Ended
	March 31/06	March 31/05
Output — terawatt hours (TWh)[1]	6.6	8.2
Capacity factor (%)[2]	95	81
Realized price ($/MWh)	50	50
Average Ontario electricity spot price ($/MWh)	51	56
($ millions)
Revenue	334	411

Operating costs[3]	182	306

Cash costs	157	258
— operating & maintenance	101	198
— fuel	14	19
— supplemental rent[4]	42	41
Non cash costs (amortization)	25	48

Income before interest and finance charges	152	105

Interest and finance charges	12	17
Earnings before taxes	140	88
Cash from operations	80	122
Capital expenditures	22	53
Operating costs ($/MWh)	28	37
Distributions	135	—

[1]	In 2006, BPLP consists of the four B units, while in 2005 it included six units (four B and two A units).

[2]	Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

[3]	Net of cost recoveries, of which the majority are related to the common costs recovered from BALP.

[4]	Supplemental rent is about $28.3 million per operating reactor for 2006.
In the first quarter of 2006, BPLP generated cash from operations of $80 million compared to $122 million in the first quarter of 2005. The decrease reflects additional cash invested in net working capital during the period. Capital expenditures for the first quarter of 2006 totalled $22 million compared to $53 million during the same period in 2005.
BPLP also distributed $135 million to the partners in the first quarter, with Cameco’s share being $43 million. The partners have agreed that all future excess cash will be distributed on a monthly basis and that separate cash calls will be made for major capital projects.

Cameco’s Earnings from BPLP

	Three Months	Three Months
	Ended	Ended
($ millions)	March 31/06	March 31/05
BPLP’s earnings before taxes (100%)	140	88
Cameco’s share of pre-tax earnings before adjustments	44	28
Proprietary adjustments	3	1
Pre-tax earnings from BPLP	47	29
First Quarter
Earnings Before Taxes
 Cameco’s pre-tax earnings from BPLP amounted to $47 million during the first quarter compared to $29 million over the same period in 2005. This increase is due to a higher capacity factor in 2006. In addition, in the first quarter 2005, higher operating costs were incurred due to extended planned outages on two units.
Output
BPLP achieved a capacity factor of 95% in the first quarter of 2006, compared to 81% in the same period of 2005. During the first quarter of 2006, the BPLP units generated 6.6 TWh of electricity compared to 8.2 TWh in 2005, which included output from the two operating Bruce A units throughout the entire quarter.
Outlined below are the maintenance activities for BPLP that occurred during the first quarter of 2006.

Planned Outages
Bruce B Units	•	No planned outages.

Unplanned Outages
Bruce B Unit 8	•	Returned to service on Feb. 17 following an outage that began Feb. 9 to perform maintenance on its heat transport system.
During the first quarter of 2006, the BPLP reactors were offline for a total of 8 days. In the first quarter of 2005, BPLP experienced 79 reactor days of planned maintenance and 17 days of unplanned outages (0 days of planned and 16 days of unplanned outages for the four B units, with the remaining outages related to the A units).
Price
For the first quarter of 2006, BPLP’s electricity revenue decreased to $334 million from $411 million over the same period in 2005 due to lower output.
The realized price achieved from a mix of contract and spot sales averaged $50 per MWh in the quarter, unchanged from 2005. During the quarter, the Ontario electricity spot price averaged $51 per MWh, compared to $56 per MWh in the first quarter of 2005.

To reduce its exposure to spot market prices, BPLP has a portfolio of fixed-price sales contracts. During the first quarter of 2006, about 48% of BPLP output was sold under fixed-price contracts, down slightly from the 50% level from the same period in 2005.
Cameco provides guarantees to customers under these contracts of up to $154 million. At March 31, 2006, Cameco’s actual exposure under these guarantees was $54 million. In addition, Cameco has agreed to provide up to $133 million in guarantees to CNSC and $58 million to Ontario Power Generation Inc. (OPG) to support other BPLP commitments. Of these amounts, corporate guarantees have been issued for $24 million to CNSC and $58 million to OPG at March 31, 2006.
Costs
Operating costs (including amortization) were $182 million in the first quarter of 2006, compared with $306 million in the same period of 2005. About 95% of BPLP’s operating costs are fixed. As such, most of the costs are incurred whether the plant is operating or not. On a per MWh basis, the operating cost in the first quarter of 2006 was $28 per MWh, compared with $37 per MWh in the first quarter of 2005.
BPLP’s Outlook for Second Quarter 2006
Second quarter earnings from BPLP are projected to be similar to the first quarter of 2006. Results, however, are sensitive to the Ontario electricity price and the operating performance of the BPLP units.
BPLP’s Outlook for 2006
In 2006, capacity factors for the B units are expected to average in the low 90% range compared to 79% in 2005. After investing significant expenditures on refurbishing the B units over the past few years, we anticipate a significant reduction in time and expenditure on refurbishment programs in 2006, with only one planned outage. This outage is expected to last for two months, beginning in the third quarter.
BPLP earnings in 2006 are projected to be marginally less than in 2005 mainly due to expected lower electricity prices, which were very strong in 2005.
The second quarter and 2006 earnings outlook for BPLP assumes the B units will achieve their targeted capacity factor and that there will be no significant changes in current estimates for costs and prices.
Electricity Price Sensitivity Analysis
BPLP has 13 TWh sold under fixed-price contracts for 2006. This would represent about 50% of Bruce B’s generation at its planned capacity factor. For the remainder of 2006, a $1.00 per MWh change in the spot price for electricity in Ontario would change Cameco’s after-tax earnings from BPLP by about $2 million.

Ontario Electricity Update
During the first quarter of 2006 spot market prices continued to be substantially below expectations, with temperatures in Ontario warmer than normal. Ontario demand for electricity was also 4% below normal. Additionally, the arrival of sustained warm temperatures in late December, and the loss of consumer appetite for natural gas as the result of high prices in November and December, allowed gas inventories to swiftly rebuild causing fuel prices to retreat, further reducing the price of electricity in the Ontario market.
GOLD
Cameco owns about 53% of Centerra, which is listed on the Toronto Stock Exchange (TSX). Centerra owns and operates two mines, Kumtor which is located in the Kyrgyz Republic and Boroo located in Mongolia.
The operating results of Kumtor Gold Company (Kumtor) have been fully consolidated as of June 22, 2004. Prior to that, we proportionately consolidated our interest in Kumtor. We also fully consolidate the results of Boroo. We adjust for a 47% minority interest in Centerra, which reflects that share of earnings attributable to shareholders other than Cameco.
Financial Highlights

	Three Months	Three Months
	Ended	Ended
$ Cdn	March 31/06	March 31/05
Revenue ($ millions)	107	113
Gross profit ($ millions)	36	27
Gross profit %	34	24
Realized price ($US/ounce)	542	417
Sales volume (ounces)	172,000	220,000
Production (ounces) [1]	154,000	213,000

[1]	Represents 100% of production from the Kumtor and Boroo mines.
Gold Results
First Quarter
In the first quarter of 2006, revenue from our gold business decreased by $6 million to $107 million compared to the first quarter of 2005, while the gross profit margin increased to 34% from 24%. The lower revenue was due to lower production at Kumtor while the higher margin was a result of increased gold prices. The realized price for gold rose to $542 (US) in the quarter compared to $417 (US) per ounce in the first quarter of 2005, due to higher spot prices.
The benefit of the higher price was partially offset by lower production at both Kumtor and Boroo. Kumtor’s production was 89,000 ounces compared to 142,000 ounces in the first quarter 2005. This decrease was due to a lower mill head grade that averaged 2.4 grams per tonne (g/t) in the quarter compared to 3.7 g/t in the same period in 2005.

Production at Boroo was 65,000 ounces in the quarter compared to 72,000 ounces in the first quarter of 2005. The average head grade of ore fed to the mill was 3.9 g/t compared to 5.0 g/t in the same period last year.
Gold Reserves and Resources
During the first quarter, Centerra announced an additional 986,000 ounces of probable reserves at the Gatsuurt project in Mongolia. Centerra plans to mill Gatsuurt ore at Boroo. As a result, this is expected to extend the life of the Boroo facility for the processing of Gatsuurt and Boroo ore to 2016. In addition, successful exploration activity at Kumtor indicated a significant mineralized intercept 440 metres northward along the strike from the prior most northerly drill hole in the Kumtor deposit and drilling has extended the SB zone a further 40 metres to the south. For more information, see Centerra’s news releases dated March 29, 2006 and April 30, 2006.
Gold Market Update
The average spot market gold price during the first quarter of 2006 was $554 (US) per ounce, an increase of 30% compared to $427 (US) per ounce in the first quarter of 2005. Centerra expects the current gold industry’s strong fundamentals to continue to exert upward pressure on price. As such, Centerra currently plans to leave its gold production unhedged.
Gold Outlook for the Year 2006
Centerra has revised its Kumtor production outlook down for 2006 to reflect the current mining plan at that site. To address the slope design change associated with the previously announced movement of the SE wall, the pushback has been modified. This will result in the deferral of production of about 40,000 ounces of gold from this year’s mining plan into next year. In addition, work continues in a low-grade transition area that is continuing to experience variability in ore tonnes, ore grade and mill recovery. As result of both of these factors, Kumtor production will be reduced. The reduction will be offset partially by higher mill recovery. Centerra now expects production in 2006 for Kumtor to total between 410,000 to 420,000 ounces compared to the earlier estimate of 461,000 ounces. In 2005, Kumtor produced 501,000 ounces.
For Boroo, 2006 production is now expected to total 270,000 to 275,000 ounces, up slightly from the earlier estimate of 268,000 ounces. In 2005, Boroo production totalled 286,000 ounces. The decline in production from 2005 is due to lower expected mill head grade.
Based on Centerra’s current operations, total production for the year is now forecast at 680,000 to 695,000 ounces compared to 729,000 ounces expected previously. The revised 2006 forecast reflects Kumtor’s current mine plan. Centerra produced 787,000 ounces in 2005. The decline in production from 2005 to 2006 is primarily the result of expected lower grades at both mines and lower recovery at Kumtor, as well as the revised forecast at Kumtor.
Total unit cash cost for 2006 is expected to rise reflecting the lower projected production.

Gold Price Sensitivity Analysis
For the remainder of 2006, a $25.00 (US) per ounce change in the gold spot price would change Cameco revenue by about $15 million (Cdn), cash flow by about $14 million (Cdn) and net earnings by about $7 million (Cdn).
Political Update
In the Kyrgyz Republic, opposition parties continue to demand constitutional reform and government administration changes. Peaceful demonstrations took place on April 29, 2006. Reports suggest that the opposition parties will organize further demonstrations if opposition demands are not met by May 27, 2006. Centerra continues to operate in the normal course in the country and did not incur any interruption as a result of these demonstrations. Centerra continues to closely monitor the situation.
Critics of the government in Mongolia have held peaceful demonstrations and set up camp in the central square of the capital city since April 5, 2006 with the opening of the parliament’s spring session. They are calling for the resignation of the government and greater transparency in policy and lawmaking especially as it relates to mining policies. Centerra continues to operate in the normal course of business and continues to monitor the situation closely.
Discussions continue regarding potential amendments to certain mineral laws and taxation with respect to foreign investment, which could negatively affect the investment climate in the mining industry in Mongolia. The duration and conclusion of these discussions may influence the timing of any approvals or agreements that Centerra is seeking related to its business in Mongolia.
NUCLEAR INDUSTRY DEVELOPMENTS
United States
The US government announced plans to launch a Global Nuclear Energy Partnership (GNEP) as part of the Advanced Energy Initiative announced by President Bush on January 31, 2006. The US Department of Energy (DOE) has asked for a budget of $250 million in 2007 to launch GNEP. GNEP goals include expanding the US domestic use of nuclear power by building a new generation of nuclear power plants, developing and deploying new nuclear fuel recycling technologies and establishing a fuel services program that would allow developing nations to acquire and use nuclear energy in exchange for their commitment to forgo enrichment and reprocessing activities.
World Reactor News
Mexico’s Federal Electricity Commission has announced plans to construct a new $4 billion (US) nuclear power plant by 2020 to help meet the country’s rising electricity demand, which is growing at 4% annually. The Commission also plans to spend $150 million (US) on uprating both 675 MWe reactors at its Laguna Verde plant, which currently generates 5% of the country’s electricity.

On March 15, the 1,358 MWe advanced boiling water reactor at Hokuriku Electric’s Shika nuclear power plant began commercial operation. Nine days later, a Japanese court ordered the shut down of the reactor over fears about its safety in the event of an earthquake. The plant continues to operate while the case is under appeal.
The Energy Minister for Turkey announced the nation’s first nuclear power plant would be built near the Black Sea, in the province of Sinop. Construction is expected to begin in 2007 and become operational in 2012.
An agreement has been signed by Estonia, Latvia and Lithuania to conduct a feasibility study for a new nuclear reactor to be built at the Ignalina site in Lithuania. Unit 2 at Ignalina is scheduled to close in 2009.
Global Nuclear Agreements
On March 2, 2006, the US and India reached an historic agreement on civil nuclear cooperation. India has reportedly agreed to classify 14 of its 22 reactors as civilian facilities, which means they will be subject to international inspections for the first time. The other reactors, including a prototype fast-breeder reactor, will remain classified as military facilities and not be subject to IAEA inspections. Approval is required from the US Congress and the 44-nation Nuclear Suppliers Group before the US and other countries can export nuclear technology and fuel to India. India currently has about 3,400 megawatts of nuclear generating capacity and has announced plans to increase this to 20,000 megawatts by 2020 or 40,000 megawatts in the 10 years following removal of international restraints on nuclear trade.
On April 3, 2006, Australia and China signed a nuclear transfer agreement that enables Australian uranium to be used within a jointly agreed list of Chinese nuclear facilities, which are subject to China’s safeguards agreement with the International Atomic Energy Agency (IAEA). A nuclear technology agreement was also signed that allows China to explore for uranium in Australia. According to Australian officials, physical exports of Australian uranium to China are not likely to take place until 2008 due to the lack of uncommitted uranium production.
China National Nuclear Cooperation (CNNC) has signed an agreement with a utility, China Huadian Corporation, to build the first two units of the Hui’an nuclear power plant in Fujian province. CNNC will build and operate the plant, and hold the majority share of the joint venture. China currently has about 6,900 megawatts of nuclear generating capacity and has announced plans to increase this to 40,000 megawatts by 2020.
LIQUIDITY AND CAPITAL RESOURCES
The following represents the material changes in liquidity and capital resources since December 31, 2005.
Commercial Commitments
Commercial commitments at March 31, 2006 decreased by 12% to $345 million from $391 million at December 31, 2005. Our obligations to provide financial guarantees supporting BPLP decreased by $48 million, while standby letters of credit increased by $2 million to the end of the quarter. At March 31, 2006, commercial commitments included standby letters of credit of $209 million and financial guarantees for BPLP of $136 million.
Credit Ratings
The following table provides Cameco’s third party ratings for our commercial paper, senior debt and convertible debentures, as of March 31, 2006:

Security	DBRS	S&P
Commercial Paper	R-1 (low)	A-1 (low)*
Senior Unsecured Debentures	A (low)	BBB+
Convertible Debentures	BBB (high)	Not Rated

*	A-1 (low) is the Canadian National Scale Rating while the Global Scale Rating is A-2.
Debt
In addition to cash from operations, debt is used to provide liquidity. Cameco has sufficient borrowing capacity to meet its current requirements with access to about $750 million in unsecured lines of credit.
Commercial lenders have provided a $500 million five-year unsecured revolving credit facility, available until November 30, 2010, with annual extension provisions. In addition to direct borrowings under the facility, up to $100 million can be used for the issuance of letters of credit and, to the extent necessary, up to $400 million may be allocated to provide liquidity for the company’s commercial paper program. The facility ranks equally with all of Cameco’s other senior debt. At March 31, 2006, there were no amounts outstanding under this credit facility.
Various financial institutions have entered into agreements to provide Cameco up to approximately $250 million in short-term borrowing and letter of credit facilities. These arrangements are predominantly used to fulfill regulatory requirements to provide financial assurance for future decommissioning and reclamation of our operating sites. At March 31, 2006, outstanding letters of credit amounted to $209 million.
Cameco may borrow directly from investors by issuing up to $400 million in commercial paper. At March 31, 2006, there were no amounts outstanding under the commercial paper program.
Additional Information
There have been no material changes to Cameco’s contractual obligations since December 31, 2005, including payments due for the next five years and thereafter. For further information on these contractual obligations, refer to the MD&A in Cameco’s 2005 Annual Report.
For further information regarding commitments and contingencies, refer to note 12 of the consolidated financial statements dated March 31, 2006.

OUTSTANDING SHARE DATA
At March 31, 2006, there were 350.9 million common shares and one Class B share outstanding. In addition, there were 8.8 million stock options outstanding with exercise prices ranging from $3.13 to $43.01 per share. Cameco also has convertible debentures in the amount of $230 million outstanding. This issue may be converted into a total of 21.2 million common shares at a conversion price of $10.83 per share. The debentures are redeemable by Cameco beginning on October 1, 2008 at a redemption price of par plus accrued interest. At current share prices, we expect existing holders to convert to equity.
CAUTION REGARDING FORWARD-LOOKING INFORMATION
Statements contained in this MD&A, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by forward-looking statements. Factors that could cause such differences, without limiting the generality of the foregoing, include: volatility and sensitivity to market prices for uranium, gold, conversion services and electricity in Ontario; the impact of the change in sales volume of uranium, conversion and fuel manufacturing services, electricity generated by BPLP, and gold produced by Centerra Gold Inc.; the financial results and operations of BPLP and Centerra Gold Inc.; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in production, reserve, decommissioning, reclamation and tax estimates; adverse mining conditions; unexpected geological or hydrological conditions; operating performance (including any disruption thereto) and life of the company’s and customer’s facilities; reduction in electricity generated due to unplanned outages or planned outages that extend beyond the scheduled period at BPLP’s facilities; environmental and safety risks including increased regulatory burdens and long term hazardous waste disposal; risks associated with the transport of uranium and chemicals and fuel used in the production process; political risks arising from operating in certain developing countries; terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including nuclear energy, environmental, tax and trade laws and policies; demand for nuclear power; failure to replace production; failure to obtain and maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, re-regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pit wall failures and cave-ins; ability to maintain and improve positive labour relations; strikes or lock-outs; success of planned development projects; and other development and operating risks.
Although Cameco believes the assumptions inherent in forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as otherwise required by applicable law.

Investor & media inquiries:	Alice Wong	(306) 956-6337
Investor inquiries:	Bob Lillie	(306) 956-6639
Media inquiries:	Lyle Krahn	(306) 956-6316

INVESTOR INFORMATION
Common Shares
CCO
Toronto Stock Exchange
CCJ
New York Stock Exchange
Convertible Debentures
CCO.DB
Toronto Stock Exchange
Inquiries
Cameco Corporation
2121 — 11th Street West
Saskatoon, Saskatchewan
S7M 1J3

Phone:	306-956-6200
Fax:	306-956-6318
Web: cameco.com
Transfer Agent
CIBC Mellon Trust Company
320 Bay Street, P.O. Box 1
Toronto, Ontario
M5H 4A6
Phone: 800-387-0825
(North America)
Phone: 416-643-5500
(outside North America)

- End

Cameco Corporation
Highlights
(Unaudited)

	Three Months Ended
	Mar 31/06	Mar 31/05

Financial (in millions)
Revenue	$542	$216
Earnings from operations	143	15
Net earnings	117	26
Cash provided by operations	286	84
Working capital (end of period)	877	597
Net debt to capitalization	5%	12%

Per common share
Net earnings — Basic	$0.34	$0.08
— Diluted	0.32	0.07
Dividend	0.04	0.03

Weighted average number of paid common shares outstanding (in thousands)	349,933	346,430

Average uranium spot price for the period (US$/lb)	$38.96	$21.80

Sales volumes
Uranium (in thousands lbs U3O8)	11,991	4,265
Uranium conversion (tU)	3,245	2,445
Gold (troy ounces)	172,000	220,000
Electricity (TWh)	2.1	2.6

Note: Currency amounts are expressed in Canadian dollars unless stated otherwise.

	Cameco's	Three Months Ended
Cameco Production	Share	Mar 31/06	Mar 31/05

Uranium production (in thousands lbs U3O8)
McArthur River	69.8%	2,696	2,775
Rabbit Lake	100.0%	982	1,475
Crow Butte	100.0%	187	220
Smith Ranch Highland	100.0%	363	283

Total		4,228	4,753

Uranium conversion (tU)	100.0%	3,212	3,609

Gold (troy ounces)
Kumtor	100.0%	89,000	142,000
Boroo	100.0%	65,000	72,000

Total		154,000	214,000

Cameco Corporation
Consolidated Statements of Earnings
(Unaudited)
(In Thousands)

	Three Months Ended
	Mar 31/06	Mar 31/05

Revenue from
Products and services	$541,939	$216,233

Expenses
Products and services sold	301,917	130,885
Depreciation, depletion and reclamation	50,567	37,070
Administration	33,339	23,303
Exploration	12,785	11,171
Research and development	741	641
Interest and other [note 5]	(399)	(587)
Gain on sale of assets	(233)	(1,201)

	398,717	201,282

Earnings from operations	143,222	14,951
Earnings from Bruce Power [note 2]	—	29,436
Other expense [note 6]	(2,400)	(423)

Earnings before income taxes and minority interest	140,822	43,964
Income tax expense [note 7]	12,603	9,461
Minority interest	10,771	8,214

Net earnings	$117,448	$26,289

Basic earnings per common share [note 8]	$0.34	$0.08

Diluted earnings per common share [note 8]	$0.32	$0.07

Cameco Corporation
Consolidated Statements of Retained Earnings
(Unaudited)
(In Thousands)

	Three Months Ended
	Mar 31/06	Mar 31/05

Retained earnings at beginning of period	$1,114,693	$938,809
Net earnings	117,448	26,289
Dividends on common shares	(14,031)	(10,410)

Retained earnings at end of period	$1,218,110	$954,688

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Balance Sheets
(Unaudited)
(In Thousands)

	As At
	Mar 31/06	Dec 31/05

Assets
Current assets
Cash	$577,203	$623,193
Accounts receivable	260,739	340,498
Inventories	374,970	399,675
Supplies and prepaid expenses	153,728	152,790
Current portion of long-term receivables, investments and other	8,397	8,303

	1,375,037	1,524,459

Property, plant and equipment	3,063,024	2,871,337
Long-term receivables, investments and other	197,977	196,747
Goodwill	180,418	180,232

	3,441,419	3,248,316

Total assets	$4,816,456	$4,772,775

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$360,505	$350,399
Dividends payable	14,037	10,487
Current portion of long-term debt	7,015	156,699
Current portion of other liabilities	52,766	43,724
Future income taxes	63,689	73,910

	498,012	635,219

Long-term debt	700,769	702,109
Provision for reclamation	172,102	167,568
Other liabilities	113,797	98,609
Future income taxes	470,187	444,942

	1,954,867	2,048,447

Minority interest	371,955	360,697

Shareholders’ equity
Share capital	796,666	779,035
Contributed surplus	523,785	523,300
Retained earnings	1,218,110	1,114,693
Cumulative translation account	(48,927)	(53,397)

	2,489,634	2,363,631

Total liabilities and shareholders’ equity	$4,816,456	$4,772,775

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Cash Flows
(Unaudited)
(In Thousands)

	Three Months Ended
	Mar 31/06	Mar 31/05

Operating activities
Net earnings	$117,448	$26,289
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	50,567	37,070
Provision for future taxes [note 7]	(18,097)	3,335
Deferred charges (revenue) recognized	10,106	(7,362)
Unrealized (gains) losses on derivatives	(168)	(359)
Stock-based compensation [note 9]	4,118	2,791
Gain on sale of assets	(233)	(1,201)
Earnings from Bruce Power [note 2]	—	(29,436)
Equity in loss from associated companies	2,400	1,740
Minority interest	10,771	8,214
Other operating items [note 11]	108,702	42,739

Cash provided by operations	285,614	83,820

Investing activities
Acquisition of net business assets, net of cash acquired	(83,817)	—
Additions to property, plant and equipment	(95,433)	(46,488)
Increase in long-term receivables, investments and other	(14,282)	(2,624)
Proceeds on sale of property, plant and equipment	191	1,117

Cash used in investing	(193,341)	(47,995)

Financing activities
Decrease in debt	(151,600)	—
Increase in debt	9,500	25,832
Short-term financing	—	(14,544)
Issue of shares	13,955	6,697
Dividends	(10,487)	(8,646)

Cash provided by (used in) financing	(138,632)	9,339

Increase (decrease) in cash during the period	(46,359)	45,164
Exchange rate changes on foreign currency cash balances	369	(180)
Cash at beginning of period	623,193	189,532

Cash at end of period	$577,203	$234,516

Supplemental cash flow disclosure
Interest paid	$12,452	$6,121
Income taxes paid	$40,481	$25,380

See accompanying notes to consolidated financial statements

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
1.	Accounting Policies
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements. Since the interim financial statements do not include all disclosures required by GAAP, they should be read in conjunction with Cameco’s annual consolidated financial statements included in the 2005 annual report. Certain comparative figures for the prior period have been reclassified to conform to the current period’s presentation.
2.	Bruce Power L.P. (“BPLP”)
(a)	Summary Financial Information
Cameco holds a 31.6% limited partnership interest in BPLP. Prior to November 1, 2005, Cameco accounted for its interest in BPLP using the equity method. Since November 1, 2005, Cameco has proportionately consolidated its share of BPLP. Cameco’s proportionate share of BPLP’s financial results are shown below.
(i)	Income Statements

	Three Months Ended
(millions)	Mar 31/06	Mar 31/05

Revenue	$106	$130
Operating costs	58	97

Earnings before interest and taxes	48	33
Interest	4	5

Earnings before taxes	44	28

(ii)	Balance Sheets

(millions)	Mar 31/06	Dec 31/05

Current assets	$117	$133
Property, plant and equipment	416	415
Long-term receivables and investments	135	144

	$668	$692

Current liabilities	$72	$98
Long-term liabilities	354	354

	426	452
Equity	242	240

	$668	$692

(iii)	Cash Flows

	Three Months Ended
(millions)	Mar 31/06	Mar 31/05

Cash provided by operations	$25	$38
Cash used in investing	(13)	(19)
Cash used in financing	(33)	(2)

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(b)	Financial Assurances
Cameco has provided the following financial assurances on behalf of the partnership, with varying terms that range from 2004 to 2018:
(i)	Licensing assurances to Canadian Nuclear Safety Commission of up to $133,300,000. At March 31, 2006, Cameco’s actual exposure under these assurances was $23,700,000.

(ii)	Guarantees to customers under power sale agreements of up to $153,700,000. At March 31, 2006, Cameco’s actual exposure under these guarantees was $53,500,000.

(iii)	Termination payments to Ontario Power Generation Inc. (“OPG”) pursuant to the lease agreement of $58,300,000.
3.	Long-Term Debt
The fair value of the outstanding convertible debentures based on the quoted market price of the debentures at March 31, 2006 was approximately $896,540,000.
4.	Share Capital
(a)	At March 31, 2006, there were 350,918,907 common shares outstanding.

(b)	Options in respect of 8,830,216 shares are outstanding under the stock option plan and are exercisable up to 2015. Upon exercise of certain existing options, additional options in respect of 76,600 shares would be granted. For the quarter ended March 31, 2006, 1,344,244 options were exercised (2005 — 914,260).
5.	Interest and Other

	Three Months Ended
(thousands)	Mar 31/06	Mar 31/05

Interest on long-term debt	$12,434	$7,154
Other interest and financing charges	456	455
Interest income	(5,982)	(1,313)
Foreign exchange (gains) losses	183	(612)
(Gains) losses on derivatives	394	(751)
Capitalized interest	(7,884)	(5,520)

Net	$(399)	$(587)

6.	Other Expense

	Three Months Ended
(thousands)	Mar 31/06	Mar 31/05

Dividends on portfolio investments	$—	$1,317
Equity in loss of associated companies	(2,400)	(1,740)

Net	$(2,400)	$(423)

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
7.	Income Tax Expense

	Three Months Ended
(thousands)	Mar 31/06	Mar 31/05

Current income taxes	$30,700	$6,126
Future income taxes	(18,097)	3,335

Income tax expense	$12,603	$9,461

8.	Per Share Amounts

	Three Months Ended
(thousands)	Mar 31/06	Mar 31/05

Basic earnings per share computation

Net earnings	$117,448	$26,289

Weighted average common shares outstanding	349,933	346,430

Basic earnings per common share	$0.34	$0.08

Diluted earnings per share computation

Net earnings	$117,448	$26,289
Dilutive effect of:
Convertible debentures	2,242	(a	)

Net earnings, assuming dilution	$119,690	$26,289

Weighted average common shares outstanding	349,933	346,430
Dilutive effect of:
Convertible debentures	21,210	(a	)
Stock options	5,566	6,346

Weighted average common shares outstanding, assuming dilution	376,709	352,776

Diluted earnings per common share	$0.32	$0.07

(a)	Excluded from the calculation, as the instrument was not potentially dilutive to earnings during the period.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
9.	Stock-Based Compensation

Stock Option Plan
Cameco has established a stock option plan under which options to purchase common shares may be granted to directors, officers and other employees of Cameco. The options vest over three years and expire eight years from the date granted. Options granted prior to 1999 expire 10 years from the date of the grant of the option.
The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 31,460,418, of which 20,957,278 shares have been issued.
For the quarter ended March 31, 2006, Cameco has recorded compensation expense of $4,118,000 (2005- $2,791,000) with an offsetting credit to contributed surplus to reflect the estimated fair value of stock options granted to employees in 2006.
The fair value of the options issued was determined using the Black-Scholes option pricing model with the following assumptions:

	Three Months Ended
(thousands)	Mar 31/06	Mar 31/05

Number of options granted	1,515,730	2,585,100
Average strike price	$41.02	$27.00
Expected dividend	$0.16	$0.12
Expected volatility	35%	34%
Risk-free interest rate	4.0%	3.5%
Expected life of option	4 years	4 years
Expected forfeitures	15%	15%
Weighted average grant date fair values	$13.19	$8.32

10.	Business Acquisition
Effective February 1, 2006, Cameco acquired a 100% interest in Zircatec Precision Industries, Inc. for $108,845,000. Zircatec’s primary business is manufacturing nuclear fuel bundles for sale to companies that generate electricity from Candu reactors. The acquisition was accounted for using the purchase method and the results of operations are included, as to 100%, in the consolidated financial statements from February 1, 2006.
The allocation of the purchase price for the acquisition has not yet been completed. The preliminary allocation of the purchase price, based on management’s estimates, is as follows:

(thousands)

Cash and other working capital	$22,789
Property, plant and equipment	106,821
Net liabilities	(20,765)

Net assets acquired	$108,845

Financed by:
Cash	$108,845

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
11.	Statements of Cash Flows

Other Operating Items

	Three Months Ended
(thousands)	Mar 31/06	Mar 31/05

Inventories	$26,539	$(37,965)
Accounts receivable	94,051	120,668
Accounts payable and accrued liabilities	(14,855)	(71,051)
Other	2,967	31,087

Total	$108,702	$42,739

12.	Commitments and Contingencies

The following represent the material legal claims against the company and its subsidiaries.
(a)	The legal action commenced by Oren Benton has been settled and there was no financial impact on Cameco.

(b)	Cameco’s wholly owned subsidiary, Power Resources Inc. (“PRI”), and two unrelated third parties have been sued in the United States District Court for the District of Wyoming by Mountain West Mines Inc. (“MWM”). MWM claims that PRI and the other defendants owe it royalties on uranium mined in the Powder River Basin of Wyoming (which encompasses the Highland and Smith Ranch operations). PRI’s exposure consists of unpaid royalties plus interest, and a continuing royalty on uranium from its operations within the Powder River Basin of approximately four percent of the selling price. MWM has submitted an expert report claiming that the amount of unpaid royalties is $6,690,755 (US) for the period 1993 through 2003 and the amount of interest thereon is $4,153,607 (US) as of January 7, 2005. The non-jury trial for this matter had originally been scheduled to start on June 20, 2005. The presiding judge had rescheduled the trial to August 5, 2005. On April 29, 2005, a hearing was held on MWM’s motion that the Statement of Defense filed by PRI and the other defendants be struck, and the competing motion by PRI and the two other defendants that MWM’s complaint be struck. The Magistrate Judge issued a report to the presiding judge on May 27, 2005 recommending that the defendant’s motion to strike MWM’s complaint be granted. The presiding judge endorsed the report of the Magistrate Judge and issued a judgment on September 15, 2005 dismissing MWM’s claim and awarding the defendant’s legal costs. The judgment is now being appealed.

Management is of the opinion, after review of the facts with counsel, that PRI will prevail and, therefore, this action will not have a material financial impact on Cameco’s financial position, results of operations and liquidity.

(c)	On February 9, 2006, Cameco was served with a Statement of Claim issued out of the Ontario Superior Court of Justice by Rio Algom Limited (“Rio Algom”). Cameco is named in the Statement of Claim as a co-defendant with The Attorney General of Canada. In the Statement of Claim, Rio Algom is claiming against Cameco and The Attorney General of Canada $75,000,000 in damages plus costs and pre-judgment interest. The claim relates to tailings management costs incurred by Rio Algom for the now defunct uranium mines in the Elliott Lake area of northern Ontario. Rio Algom claims it is entitled to recover these costs under uranium sales agreements entered into in the 1950s by Rio Algom’s predecessors and Eldorado Nuclear Mining and Refining Ltd., a federal crown corporation. Rio Algom claims Cameco is now responsible for Eldorado Nuclear Mining and Refining Ltd.’s historical liabilities. Cameco has retained counsel in Ontario to defend it on the basis that it is not a successor of Eldorado Nuclear Mining and Refining Ltd.. Efforts will be made to convince Rio Algom of this, and if unsuccessful, an application will be brought to have the action dismissed vis a vis Cameco.

Management is of the opinion, after review of the facts with counsel, that the claim is without merit and that the outcome of this action will not have a material financial impact on Cameco’s financial position, results of operations and liquidity.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
13.	Segmented Information

		Fuel			Inter-
For the three months ended March 31, 2006	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$284,509	$44,002	$109,468	$107,361	$(3,401)	$541,939
Expenses
Products and services sold	159,582	32,266	50,021	62,350	(2,302)	301,917
Depreciation, depletion and reclamation	28,026	2,606	10,835	9,422	(322)	50,567
Exploration	5,882	—	—	6,903	—	12,785
Research and development	—	741	—	—	—	741
Other expense	2,395	—	—	—	—	2,395
Gain on sale of assets	(233)	—	—	—	—	(233)
Non-segmented expenses						32,945

Earnings before income taxes and minority interest	88,857	8,389	48,612	28,686	(777)	140,822
Income tax expense						12,603
Minority interest						10,771

Net earnings						$117,448

		Fuel	(a)		(a)
For the three months ended March 31, 2005	Uranium	Services	Electricity	Gold	Adjustments	Total

Revenue	$77,822	$25,793	$135,529	$112,618	$(135,529)	$216,233
Expenses
Products and services sold	51,040	15,152	83,274	64,693	(83,274)	130,885
Depreciation, depletion and reclamation	14,930	1,468	18,645	20,672	(18,645)	37,070
Exploration	4,476	—	—	6,695	—	11,171
Research and development	—	641	—	—	—	641
Other expense	88	—	4,174	—	(4,174)	88
Gain on sale of assets	(42)	—	—	(1,159)	—	(1,201)
Earnings from Bruce Power					(29,436)	(29,436)
Non-segmented expenses						23,051

Earnings before income taxes and minority interest	7,330	8,532	29,436	21,717	—	43,964
Income tax expense						9,461
Minority interest						8,214

Net earnings						$26,289

(a)	Consistent with the presentation of financial information for internal management purposes, Cameco’s pro rata share of Bruce Power’s financial results have been presented as a separate segment. In accordance with GAAP, this investment was accounted for by the equity method of accounting in these consolidated financial statements to October 31, 2005 and the associated revenues and expenses prior to restructuring are eliminated in the adjustments column.